Aztec Oil & Gas, Inc.
One Riverway Ste 1700
Houston, Tx 77056

Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-7010

RE:  Aztec Oil & Gas, Inc’s Form 10-KSB for the fiscal year ended August 31, 2007

February 26, 2008

Dear Tracie:

Thank you for your inquiries on our 10-KSB/A.

We acknowledge the following:

1.	We are responsible for the adequacy and accuracy of the disclosures in the filing;
2.	SEC staff comments and changes to our disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to this filing; and
3.	We many not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We have addressed your comments as follows and we are sending you the marked copies of the amendment to expedite your review.

1.	We have properly labeled page one of the 10-KSB/A as amendment 2,

2.	We expanded our disclosure on page 11 of the MD&A to explain the reasons for the significant increase in our revenues in accordance with Item 303(b)(1)(vi) of Regulation S-B,

3.
We have included an amended audit report that covers the fiscal year ended August 31, 2006 and removes the reference to reliance on the work of other auditors and consequently, have identified our inception to date columns in our Statement of Operations and Statement of Cash Flows as being “Unaudited”, and

4.
We amended our Disclosure Controls and Procedures to section to comply with Item 307 of Regulation S-B which requires our principal officers to conclude on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Sincerely,

/s/ Larry A Hornbrook
Larry A. Hornbrook
Vice President and Chief Financial Officer
Aztec Oil & Gas, Inc.